Exhibit 99.1

Mobilicom Chosen by a United Arab Emirates Government Organization to Supply Core Systems for Country’s Drone & Robotics Platforms

SHOHAM, Israel, May 09, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced a repeat purchase order for its robust end-to-end solutions from by a leading UAE government organization. The customer purchased Mobilicom’s entire product offering, including hardware and software, demonstrating the effectiveness of Company’s end-to-end solutions strategy for uncrewed and autonomous systems.

Recognized as one the most advanced drone markets in the world, the UAE government has invested heavily in drone, robotics and autonomous platforms across a broad range of government and commercial applications. The country has established clear drone regulations including for delivery of medical and commercial goods.

This order follows a recent design-win and purchase order from another leading UAE customer for Mobilicom’s MCU Mesh Networking, SkyHopper Datalinks, and Mobile Ground Control Stations which were used to test, develop and design a wide array of uncrewed solutions and implement advanced drone fleet operations for different market applications.

“The ongoing business collaboration in the UAE, one of the most advanced rising drone markets in the world, once again proves Mobilicom’s leadership in technology.” said Mobilicom CEO and Founder Oren Elkayam. “This is a key geographic market that we are beginning to penetrate.”

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global small-size drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com